Rule 17g-1(g)(2)

GuideStone Funds Money Market Fund has filed a claim under its Financial Institution Investment Company Asset Protection Bond to attempt to recover monies associated with items of deposit believed to be uncollectible by the Fund. The amount of the claim is the full single limit of liability for uncollectible items of deposit in the amount of $50,000.

Rule 17g-1(g)(3)

GuideStone Funds Money Market Fund has received payment of $50,000 related to a claim filed under its Financial Institution Investment Company Asset Protection Bond related to monies deemed uncollectible items of deposit. The amount of the payment reflects the full single limit of liability for uncollectible items of deposit ($50,000).

Below is a copy of the terms of the settlement of the claim made under the bond.





GuideStone
Funds

Direct Line
214-720-4640

June 1, 2017

Via U.S. Mail
Catherine Pensanti
Senior Claim Director
North American Financial Lines Claims
Federal Insurance Company
82 Hopmeadow Street
Simsbury, CT 06070-7683

Re:	Insured	:	GuideStone Funds
	Bond No.	:	81865879
	Bond Type	:	Financial Institution Investment Company Asset Protection Bond
	Company	:	Federal Insurance Company
	Claim No.	:	060017005009
	Matter	:	Mayra Chacon

Dear Ms. Pensanti:

Enclosed please find the executed Assignment of Claim regarding the above matter.

Thank you for your assistance. Please feel free to contact me should you need anything further.

Very truly yours,

Matthew A. Wolfe
Chief Legal Officer
GuideStone Funds

2401 Cedar Springs Road
Dallas, TX 75201-1498
1-888-GS-FUNDS (1-888-473-8637)
www.GuideStoneFunds.com

Date: May 23, 2017
Bond No.: 81865879
Claim No.: 060017005009

ASSIGNMENT

WHEREAS, Guidestone Funds, a named Insured (hereinafter called "ASSURED") under Financial Institution Investment Company Asset Protection Bond No. 81865879 issued by **FEDERAL INSURANCE COMPANY**; and

WHEREAS, said Financial Institution Investment Company Asset Protection Bond agrees to indemnify ASSURED among other things for loss resulting directly from the ASSURED having credited an account of a customer on the faith of any Items of Deposit which prove to be uncollectible subject to a $50,000.00 Single Limit of Liability and $2,500 Deductible Amount; and

WHEREAS, INSURED has stated and does state it has sustained a loss due to Uncollectible Items of Deposit as more fully stated in its Proof of Loss.

NOW, THEREFORE, in consideration of $50,000.00 receipt of which is hereby acknowledged, ASSURED does hereby assign and transfer all of its rights against any persons, banks, corporations or other entities who may have participated in any manner or contributed to said loss sustained, to FEDERAL INSURANCE COMPANY and does hereby appoint FEDERAL INSURANCE COMPANY its attorneys-in-fact to sue, collection, receipt for, compromise and settled in the name of INSURED or FEDERAL INSURANCE COMPANY at the sole expense and discretion of FEDERAL INSURANCE COMPANY. INSURED agrees to cooperate, to execute any necessary documents and to appear or cause its employees or agents to appear at any proceeding necessary to preserve the rights hereby assigned.

IN WITNESS WHEREOF, has caused this instrument to be executed this

_____25th_____ day of _____May_____, 2017.

By:

Title: _____President_____

Date: _____5/25/17_____